September 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Mr. Jason L. Drory, Esq.
Ms. Christine Westbrook, Esq.

RE:	Agentix Corp. Registration Statement on Form S-1 Originally Filed September 3, 2020, as amended September 15, 2020 and September 17, 2020 Request for Acceleration File No. 333-248589

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Agentix Corp. hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 at 9:00 a.m., Eastern Time, on September 23, 2020, or as soon thereafter as practicable.

Very truly yours,

Agentix Corp.

By:	/s/ Rudy Mazzocchi
Rudy Mazzocchi
President and Chief Executive Officer

cc: Jeffrey M. Quick, Esq.